

Company Name	Derby Games

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Headline	Putting the fun and games back into gambling

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**Pitch
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Summary

- Established licensed gaming brand ready to capitalize on exploding market
- $75M+ total bets on the platform
- $6.1M Series A, including investment from Reddit co-founder Alexis Ohanian
- 600K U.S. sign ups, 200K verified accounts, 35K funded accounts
- Partnerships with gaming industry leaders, including Xpressbet
- Proven track record: Cash flow positive and $2,400,000 in revenue in 2018
- Limited time $10M valuation cap until Oct 15, 5pm PST. $11M thereafter

Problem

Most USA adults cannot gamble on the internet legally

Safe and legal online gambling is not available for much of the United States. Some estimate that up to $380B is bet on the black market in the U.S. alone.

Players are looking for safe and regulated gambling entertainment on their internet devices. Take New Jersey for example, in only the second year of regulated sports betting, customers are projected to bet over $4 billion dollars. Pennsylvania saw over $100 million gambled online in their first legal month alone.

As more and more people turn to online gaming and gambling as a source of entertainment, there's a growing need for a safe platform where people can participate in online games, place safe bets, and have the security of an established company.

Solution

Derby Games: a smart way to bet



Our mission is developing the next evolution of social games for real money. In addition, we own and operate Derby.com, a leading gaming destination for U.S. gamblers which combines online gaming with social media and horse racing. Players can place bets at more than 100 race tracks across the U.S.

By providing a safe, secure and easy-to-use platform, Derby Games opens up the world of gambling to millions of people looking for entertainment. We also offer security and credibility by partnering with exceptional companies, which include The Stronach Group and PayPal. Our team has experience developing content that appeals to all gamblers, and we provide the most fun and trusted gambling experience on the web.



Product

Derby Games makes gambling easy



How it works

1. Create an account
2. Find your game from our original game offerings
3. Place your bet and reap the rewards


Fund account and place bets
Wager sent to racetrack pool
Watch race run
$
Winnings instantly credited to user's account
Winnings can be withdrawn by check, bank transfer or PayPal
Happy Player!

Our products

Derby Jackpot: Our flagship offering. It is a social game for betting on live horse races that includes familiar gambling features like slot machines and playing cards.

Derby Lotto: Allows players to bet huge racing based jackpots. If you know how to buy a lottery ticket, then you can play Derby Lotto.

Derby Elite: Our spin on the classic wagering experience, it's suited for those looking for something similar to a traditional wagering platform.

Derby Practice: Users can use virtual currency (available for purchase) to practice making bets before moving on to the real thing.


Derby Practice
Derby Jackpot
Derby Lotto
DERBY JACKPOT
NOT A WINNER

Traction

Over $2.4M in revenue and positive cash flow in 2018

We've been testing our marketing and technology, and growing our platform since 2013.

As we grew, we partnered with credible and established organizations across the U.S. on creating unique gaming experiences. This helped our users and handle (amount wagered) increase steadily and allowed us to grow revenue YOY. We achieved positive cash flow in 2018, and are positive YTD in 2019.





Featured in:

Customers

Making gambling fun for all

Our games invite players from all backgrounds and knowledge levels to participate in some of the largest events and betting opportunities. We make it fun, safe and social for all customers to quickly and easily place and win bets. We have built a loyal and engaged community of casual gamblers, gamers and racing fans.

The social features we offer allow our customers to interact with each other and with the company in a unique way not found anywhere else. It's part of what makes Derby Games rise above the competition. We love our customers and they love us, but don't just take our word for it:


DON G.
"I'M NOT GREAT WITH TECHNOLOGY, BUT I WOULD RECOMMEND THIS TO ANYONE. IT'S SAFE, AND COULD NOT BE EASIER TO PLAY WHICH IS PERFECT FOR AND OLD GUY LIKE ME."
GARY M.
"IN MY OPINION DJ IS THE BEST AND MOST FUN HORSE RACING SITE ON THE NET. BAR NONE. DERBY JACKPOT YOU ROCK!!"
MARLYN R.
"WHEN I FIRST STARTED BETTING I DIDN'T KNOW WHAT I WAS DOING, BUT WINNING BIG ON THE KENTUCKY DERBY WAS SO EXCITING. I LOVE DERBY JACKPOT!!!"

Business Model

Generating revenue from every bet placed

Unlike traditional casino gaming, we don’t rely on customer’s losses. Derby Games receives a commission on each wager win or lose.

Two proven revenue sources:

- Approximately 20% commission on every wager placed through the platform
- Virtual currency purchases for our practice mode

Future revenue streams: monetizing our valuable database with other gambling entertainment verticals.


20%
Commission on wagers
9%
Blended net revenue



Market

Online gambling is set to be over a $1 trillion global market by 2022

Total online wagers are expected to reach $700B this year alone, and currently 13 U.S. states have legalized sports betting with many more coming in 2020.

As an established brand we are in a unique position to navigate this market. We have the ability to take bets on the Kentucky Derby, one of the most watched and gambled on events in the U.S. Over $225MM is bet on the Kentucky Derby alone. Our technology and experience allow us to scale acquisition for events like the Kentucky Derby, and to pursue partnerships as the legal gaming market continues to grow.

The Derby Games platform gives 180MM American adults an easy, legal way to gamble online today.



Competition

We can acquire customers where others can't

Currently horse racing is the only form of online gambling that is federally legal. That means we are legally able to acquire players in markets where other forms of gambling have not been legalized yet.

Other competitive advantages:

- Licensed gaming brand with established gaming destination in Derby.com
- Ability to reach new audiences as one of the few real money gaming brands approved by Facebook, PayPal and Apple App Store.
- Social, gamified platform and product offerings not offered by other major competitors in the market



DERBY.COM

Vision

It's only just the beginning

Derby Games has been successful in creating a safe and easy platform for people to gamble, and we plan to play a major role in the future expansion of legal U.S. gambling.

Roadmap for next 6-12 months:

- Scale acquisition by focusing on important events like the Kentucky Derby, when we are able to keep CPA low
- Expand and refine our mobile products
- Pursue partnerships with gaming brands that allow us to leverage our growing customer base of verified users

We have been able to efficiently acquire new customers during the Kentucky Derby and Triple Crown season. This continues to be a huge growth opportunity. As the legalized market grows, our database continues to become more and more valuable.



TRIPLE CROWN
BETTING
DERBY
142nd Annual Kentucky Derby
5:00pm
BET TOTAL: $75
PLACE BET
Choose the horses you want for first place.
Gun Runner
Lani
BET TO WIN
YOUR BETS
$52.00
CHAT

Investors

Raised $6.1mm in Series A financing

Derby Games has raised from prominent investors like co-founder of Reddit Alexis Ohanian and early Fanduel and Zynga investor Paul Martino. Notable investors include:

  

Founders



Tom Hessert

Derby Games' CEO, Tom Hessert, left a successful career at Urban Outfitters (Nasdaq: URBN) to start Derby Games. As divisional planner, Tom ran e-commerce operations for a $180MM division of Urbanoutfitters.com. In May 2011, the idea for Derby Games was born while Tom was attending the Preakness Stakes in Baltimore, his first real horse race. He thought there must be a way to bring that winning experience to the devices of Americans in a social, safe and legal way. Tom founded Derby Games in Manhattan with his brothers Bill and Walter that summer. Tom has a B.A. in Entrepreneurship from the Mendoza College of Business at the University of Notre Dame.

Team

	Tom Hessert	Founder
	Cole Baker	President
	Alexis Ohanian	Advisor/Investor
	Paul Martino	Advisor/Investor
	Eric Gay	CTO

Perks

$250	Derby.com t-shirt
$1,000	Derby.com t-shirt $100 bonus bet
$5,000	Derby.com t-shirt $250 bonus bet Special VIP icon for your user profile
$10,000	All the above Luxury racing day with us at the track of your choosing

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.